Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5: Other Products and Services:

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

The BDO provides all MOON market data to only OTC Markets Group Inc. ("OTCM") - the parent company of the BDO. The BDO is solely responsible for the creation and organization of market data and provides that data to OTCM for real-time distribution.

OTCM distributes two types of MOON market data feeds: top-of-book (i.e., "Level 1") and depth-of-book (i.e., "Level 2") (collectively "MOON Market Data Feeds"). Level 1 data includes the most aggressively priced aggregated bid and offer, and Level 2 includes when an order is added, replaced, canceled, and/or executed. Non-executable orders, as referenced in Part III, Item 11, are not distributed through MOON Market Data Feeds.

Recipients of the MOON Market Data Feeds must subscribe by entering into a Market Data agreement with OTCM (collectively "MOON Market Data Subscribers"). MOON Market Data Subscribers include broker-dealers that also subscribe to MOON for the purpose of transacting in securities, as well as entities that subscribe solely for access to the data. It is not a requirement for a MOON Market Data Subscriber to be a broker-dealer. Each MOON Market Data Subscriber is subject to the same terms of use.

OTCM disseminates the MOON Market Data Feeds to MOON Market Data Subscribers in one of two ways: directly from OTCM to the MOON Market Data Subscriber, or indirectly via third-party distributors. Third-party distributors include vendors or service providers that redistribute market data. MOON Market Data Subscribers receiving market data via third-party distributors may experience additional latency compared to those receiving data directly from OTCM. OTCM offers MOON Market Data Subscribers the option to receive market data either directly from OTCM or indirectly via third-party distributors. For further information regarding market data dissemination, please see Part III, Item 15.

Part III: Manner of Operations

Item 11: Trading Services, Facilities and Rules:

    c.   **Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.**

The ATS only accepts orders from Subscribers. MOON does not have any discretion to change the terms of an order that a Subscriber enters. The ATS matches orders solely in accordance with the instructions of those orders and the system's price-time priority (as described in Part III, Item 7). Orders retain their priority after partial fills at their reduced size (as described in Part III, Item 7).

MOON's best bid and offer reflects the highest bid price and the lowest offer price available within MOON's order book. The pricing methodology is determined by the limit prices submitted by Subscribers, with execution allocated to the best available prices within MOON's order book. MOON does not offer price improvement functionality. Because there is no NBBO during the overnight session, the ATS calculates a consolidated best bid and offer ("CBBO"). The CBBO consists of MOON top of book data and top of book data from any external market center from which MOON receives market data. The CBBO serves as the best available bid and ask prices for matching and routing orders on the ATS. The ATS will match a subscriber's order with the best priced order on MOON or improve upon the Subscriber's order price. Alternatively, OTC Link will route a subscriber's order to an external market center displaying a better price than MOON.

A Subscriber may route to an external market center if applicable FIX instructions are included. When an order is routed to an external market center, it will not display on the ATS's book, and the BDO prevents the order from matching on the ATS. To the extent the full size of an order is not executed at the external market center, the remaining quantity is processed like any other order as described in Part III, Item 7. The quantity remaining on the ATS is not treated as a new order. It retains the timestamp from when the order was initially posted on the ATS before being routed, ensuring the preservation of price/time priority.

Orders submitted to the ATS are time-stamped to the millisecond upon receipt for prioritization purposes and for CAT reporting purposes. The BDO reviews any anomalies in the activities of the ATS using end-of-day reports. These reports include T+1 clearing breaks and same entity crosses. If a trade error is related to an internal system issue but does not impact a Subscriber, the error is resolved internally by the BDO. If a trade error is identified that impacts a Subscriber, the BDO communicates with the affected Subscriber(s) regarding whether the error is eligible to be adjusted or broken. Bona fide errors are booked to the BDO's error account and resolved (if necessary) by a Series 24 firm principal, who verbally executes with a contra-party outside of the ATS that is making a market in the relevant security. The verbal execution is then reported to the NASDAQ's TRF.

Any IOC, GTX, or GTC orders received outside the MOON operating hours are rejected. IOC orders entered between 7:30 P.M. to 8:00 P.M. E.T. are rejected. GTX and GTC orders entered between 7:30 P.M. and 8:00 P.M. E.T. are inactive until 8:00 P.M. E.T. Trading begins at 8:00 P.M. E.T.

MOON institutes a risk control that rejects buy orders priced more than twenty percent (20%) above the reference price and sell orders priced more than 20% below the reference price. Buy orders priced more than 20% below the reference price and sell orders priced more than 20% above the reference price are accepted into the MOON ATS but are non-executable. Since these non-executable orders are priced more than 20% of the reference price, Subscribers are not able to interact with such orders, and as a result, these orders are not disseminated through the MOON Market Data Feeds. The reference price is the last sale price of the security from the prior Regular Day's session as reported by the SIP feeds (CTA and UTP) and is used solely for risk control purposes. ~~MOON institutes a risk control that rejects any order deviating more than a specified percentage ("threshold percentage") from an eligible security's reference price. The reference price is the last sale price of the security from the prior Regular Day's session as reported by the SIP feeds (CTA and UTP) and is used solely for risk control purposes. The threshold percentage is twenty percent (20%) for all eligible securities and stays static throughout each overnight session.~~ In limited circumstances, MOON updates the reference price to reflect market news, corporate actions, and significant price movements subsequent to the prior Regular Day's session and prior to the beginning of the overnight session.

All orders must be marked "Buy", "Sell", or "Short Sale." In the event a short sale circuit breaker pursuant to Rule 201 of Regulation SHO is triggered during regular trading hours, MOON still accepts and processes short sales because the NBBO is not available during MOON operating hours. MOON is not responsible for the compliance of Subscribers' trades with all short sale locate and delivery rules and obligations. The ATS does not effect transactions during locked or crossed markets.

Item 15: Display:

> **b.** **Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?**

MOON only supports limit orders. OTCM provides real-time distribution of two types of MOON market data: top-of-book (i.e., "Level 1") and depth-of-book (i.e., "Level 2"). Level 1 data includes the most aggressively priced aggregated bid and offer, and Level 2 includes when an order is added, replaced, canceled, and/or executed. Non-executable orders are not distributed through MOON Market Data Feeds; see Part III, Item 11(c) above for more information.

Orders are displayed until canceled, cancel/replaced, executed, or expired. Odd lot orders are disseminated in the depth-of-book feed and may be aggregated and displayed in the top-of-book feed, as applicable. Information on orders displayed includes: 1) Time, 2) Order Id, 3) Side Indicator, 4) Quantity, 5) Symbol, 6) Price, 7) Firm Id (or MOON if the order is anonymous). Firm Id corresponds to the Subscriber's MPID. OTCM does not have visibility into the MPID for anonymous orders, see Part III, Item 11(a) and Part II, Item 7 above for more information.

GTX and GTC orders are displayed with the MPID of the entering firm. A Subscriber can place an optional flag to be added to the order to have it display anonymously with the MOON MPID as referenced in Part II, Item 7.

The MOON Market Data Feeds disseminate security information prior to accepting orders at 7:30 P.M. E.T. (the "Opening Message"), which indicates all securities eligible to trade during that session. Following the Opening Message until 8:00 P.M. E.T., the MOON Market Data Feeds only send updates to the eligible security list, if any. From 8:00 P.M. - 4:00 A.M. E.T., OTCM sends the MOON Market Data Feeds that include the order information described above as well as execution information indicating that an order previously displayed has been executed. The counterparties for executions are not displayed.

MOON Market Data Subscribers include MOON broker-dealer subscribers that subscribe to MOON for the purpose of transacting in securities, as well as entities that subscribe solely for access to the data. It is not a requirement for a MOON Market Data Subscriber to be a broker-dealer. Each MOON Market Data Subscriber is subject to the same terms of use. MOON Market Data Subscribers must subscribe by entering into a Market Data agreement with OTCM. OTCM disseminates the MOON Market Data Feeds to MOON Market Data Subscribers in one of two ways: directly from OTCM to the MOON Market Data Subscriber, or indirectly via third-party distributors. Third-party distributors include vendors or service providers that redistribute market data. MOON Market Data Subscribers receiving market data via third-party distributors may experience additional latency compared to those receiving data directly from OTCM. OTCM offers MOON Market Data Subscribers the option to receive market data either directly from OTCM or indirectly via third-party distributors. For further information regarding market data dissemination, please see Part III, Item 15.

Item 23: Market Data:

a. **Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.**

MOON uses the Securities Information Processor (SIP) last sale reference prices. The BDO utilizes OneMarketData to supply SIP (CTA/UTP) data to be used as reference data on each trading day for each NMS stock that trades on MOON. These reference prices serve as a risk control measure, allowing MOON to reject any buy order ~~that deviates~~priced more than 20% above ~~from~~ a security's reference price, and sell orders priced more than 20% below the security's reference price ~~as described in Part III, Item 7~~. For purposes of determining whether a security is eligible to trade on MOON, MOON also receives halt and corporate action information from the New York Stock Exchange and NASDAQ as applicable. Additionally, to determine the CBBO for order routing purposes, MOON utilizes Level 1 data from Blue Ocean ATS, LLC (See Part III, Items 7, 11 and 16).